Exhibit 99.3

Mega Matrix Inc. Announces Third Quarter 2024 Financial Results

Singapore, November 12, 2024 (PR NEWSWIRE) -- Mega Matrix Inc. (“MPU” or the “Company”) (NYSE American: MPU), today announced financial results for its third quarter ended September 30, 2024.

Financial Highlights

●	In the third quarter of 2024, the Company’s total unaudited revenue reached $10.3 million, representing the quarter-on-quarter (“QoQ”) growth of 49.3% compared to Q2 2024, marking a new high for the year. The total revenue in Q3 included over $9.3 million from membership and top-up streaming services, with a QoQ growth of 47.6% and around $1.0 million from online advertising services, with a QoQ growth of 66.7%.

●	Gross profit in the third quarter of 2024 reached $6.1 million, with an almost 60.0% gross profit margin, remaining consistent with the previous quarter.

Operating Highlights

●	User recharge totaled $9.5 million in the third quarter of 2024, representing a 46.2% increase compared to Q2 2024.

●	In the third quarter of 2024, our quarterly active users reached 3.2 million, with an ARPU of $3.0 and an ARPPU of $25.9 and our total active users amounted to 7.2 million for the nine months ended September 30, 2024.

●	In the third quarter, we released a total of 56 new series of short dramas, including 16 self-produced series (15 in English and 1 in Japanese), marking a steady increase in our original content production.

Management Commentary

Mr. Yucheng Hu, CEO of Mega Matrix Inc., stated, “In Q3 2024, FlexTV achieved significant growth in both revenue and original content output, with steady user engagement reinforcing our strategy. Our short dramas tailored for vertical viewing continue to attract audiences.

Looking forward, we remain focused on expanding FlexTV’s content library, supporting studios, building partnerships, and enhancing engagement features to keep FlexTV competitive. With a strengthened script team, production has stabilized per month since July. Building on Q3’s progress, we are striving to achieve single-quarter profitability in Q4, reaffirming our confidence in FlexTV’s potential to deliver value to both audiences and shareholders.”

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU) is a holding company and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. Mega Matrix Inc. is a Cayman Islands corporation headquartered in Singapore. For more information, please contact info@megamatrix.io or visit: http://www.megamatrix.io.

Key Metrics

The numbers for our key metrics, which include our total active users (TAU), total paying users (TPU), average membership and top-up streaming service revenue per active user (ARPU), and average membership and top-up streaming service revenue per paying user (ARPPU), are calculated using internal company data based on the activity of user accounts. We define an active user as a user who has downloaded and opened the FlexTV app at least once. We define a paying user as a user who has registered for a membership or has topped up, provided a method of payment, and is entitled to access FlexTV services (this membership or topping up does not include participation in free trials or other promotional offers extended by FlexTV to new users). We define ARPU as average membership and top-up streaming services revenue generated by each active user in one quarter. We define ARPPU as average membership and top-up streaming services revenue generated by each paying user in one quarter. We use these metrics to assess the growth and health of the overall business and believe that ARPU best reflects our ability to attract, retain, engage and monetize our users, and thereby drive revenue. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products across large online and mobile populations around the world. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in technology or our methodology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 10-K, as amended, filed with the SEC on August 19, 2024, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the Company’s inability to predict or control bankruptcy proceedings and the uncertainties surrounding the ability to generate cash proceeds through the sale or other monetization of the Company’s assets. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu
facebook.com/flextvus
LinkedIn:	linkedin.com/company/megamatrixmpu
TikTok:	tiktok.com/@flextv_english
YouTube:	youtube.com/@FlexTV_English

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

For inquiries, please contact: Info@megamatrix.io

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